

July 19, 2010

Ljubisa Vujovic, President
Toron, Inc.
1207 Royal Road
Toronto, ON
Canada M9a 4B5

>   **Re: Toron, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 29, 2010**
>   **File No. 333-165539**

Dear Mr. Vujovic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. We note that you anticipate that your website will be fully operational as of July 15, 2010. Please update the status of your website.

Description of Business, page 21

2. Please revise this section to clarify and better describe the status of your current operations and your proposed business operation. For example on page 21, please provide more information to explain what it means that your products are "full featured and fully integrated into our website." In addition, clarify what you mean by your disclosure "the use of our products will not require extensive training and does not require add on components from third party developers." Further, it is not clear how the $250 is applied to your reseller account. In this regard, will you buy the domain names for resell to your customers or do you intend to only be a resale conduit for Go Daddy and Network Solutions, Inc.?

3. We note your response to comment two of our letter dated June 22, 2010. Please explain why customers would access your site to search for a domain name rather than going to Network Solutions, Inc or Go Daddy.   Please also provide the material terms required by these entities in granting reseller status. In this regard, discuss why your product will differ from those offered by established competitors. Finally, please describe your revenue model as a reseller. For example, how are prices for domain names determined and what is the basis for your payment.

4. We note your disclosure concerning "Cash Parking." Please revise to discuss what you mean by "parked domains." Also explain the advantages that would lead an advertising partner to place an advertisement there. Please also clarify who gets the fees paid for the cash parking service as well as the various levels of offered parking.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jill Arlene Robbins, Esq.